

Mail Stop 3561

August 7, 2018

Robert A. Lloyd
Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

> **Re:**   **GameStop Corp.**
> **Form 10-K for Fiscal Year Ended February 3, 2018**
> **Filed April 2, 2018**
> **File No. 001-32637**

Dear Mr. Lloyd:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products